EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

MacroPore Biosurgery Inc.:

We consent to the incorporation by reference in the registration statements, No. 333-82074 and No. 333-122691, on Form S-8 of the Company, of our report dated March 11, 2005, relating to the consolidated balance sheets of MacroPore Biosurgery, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2004 annual report on Form 10-K of MacroPore Biosurgery, Inc.  Our report on the consolidated financial statements refers to the Company deriving a substantial portion of its revenues from a related party.

/s/ KPMG LLP

San Diego, California
March 30, 2005